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SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-652772~~

8-52772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2016 (MM/DD/YY) AND ENDING March 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Highway 6 Suite 400

(No. and Street)

Sugar Land	TX	77478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas, P.C.

(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 2600	Houston	TX	77057
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betsy E Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3 Mark Equities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENAE M MOORE
My Commission Expires
February 19, 2018

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2017 and 2016
And Report of Independent Registered Public Accounting Firm

3 MARK EQUITIES, INC.

INDEX TO FINANCIAL STATEMENTS

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax. (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
3 Mark Equities, Inc.

We have audited the accompanying statement of financial condition of 3 Mark Equities, Inc. (the "Company"), a wholly owned subsidiary of 3 Mark Financial, Inc. as of March 31, 2017 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of 3 Mark Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of 3 Mark Equities Inc. as of March 31, 2016, were audited by other auditors whose report dated May 31, 2016, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of 3 Mark Equities, Inc.'s financial statements. The supplemental information is the responsibility of 3 Mark Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas

May 30, 2017

3 MARK EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	As of March 31, 2017	As of March 31, 2016
ASSETS		
Assets:		
Cash and cash equivalents	$ 116,277	$ 125,078
Commissions receivable	15,287	23,657
Total Assets	$ 131,564	$ 148,735
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$ 14,522	$ 22,474
Total liabilities	$ 14,522	$ 22,474
COMMITMENTS (Note 3)		
Stockholder's Equity:		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	107,042	116,261
Total stockholder's equity	117,042	126,261
Total Liabilities and Stockholder's Equity	$ 131,564	$ 148,735

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	For the Years Ended March 31,	
	2017	2016
Revenues	$ 444,174	$ 639,310
Expenses:		
Commissions	421,966	607,344
Management fee	20,000	20,000
	441,966	627,344
Income before Income Taxes	2,208	11,965
Income Taxes	(773)	(4,188)
Net Income	$ 1,435	$ 7,777

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 1, 2015	$ 10	$ 9,990	$ 83,800	$ 93,800
Contributions from Parent	–	–	24,684	24,684
Net income	–	–	7,777	7,777
Balances, March 31, 2016	$ 10	$ 9,990	$ 116,261	$ 126,261
Distributions to Parent	–	–	(10,654)	(10,654)
Net income	–	–	1,435	1,435
Balances, March 31, 2017	$ 10	$ 9,990	$ 107,042	$ 117,042

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended March 31, 2017	For the Years Ended March 31, 2016
Operating Activities:		
Net income	$ 1,435	$ 7,777
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Non-cash capital (distributions) contributions	(10,654)	24,684
Changes in operating assets and liabilities:		
Commissions receivable	8,370	(3,157)
Commissions payable	(7,952)	3,000
Net cash (used in) provided by operating activities	(8,801)	32,304
Net Increase (Decrease) In Cash and Cash Equivalents	(8,801)	32,304
Cash and Cash Equivalents, beginning of year	125,078	92,774
Cash and Cash Equivalents, end of year	$ 116,277	$ 125,078
Supplemental Information:		
Cash paid to Parent for income taxes	$ 773	$ 4,188

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc. (the "Parent").

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities. The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

The Company found no significant uncertain tax positions as of March 31, 2017 or 2016. The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2017 and 2016, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for tax years before 2009 and for state and local tax authorities for years before 2008. The Company's tax years of 2009 and forward are subject to examination by federal taxing authorities and tax years of 2008 and forward are subject to examination by state taxing authorities.

Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. For the years ended March 31, 2017 and 2016, approximately 95% of the commissions earned by the Company are transferred to the Parent.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions payable to Parent. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Subsequent Events – The Company has evaluated subsequent events through May 30, 2017, the date on which the financial statements were available to be issued.

2. **<u>RELATED PARTY TRANSACTIONS</u>:**

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its Parent $20,000 in management fees for fiscal 2017 and 2016. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. As of March 31, 2017 and 2016, the Company had commissions payable to the Parent of $14,522 and $22,474, respectively.

During the year ended March 31, 2017, the Company made overpayments to the Parent of $10,654 that have been reflected as a distribution in the accompanying financials. During the year ended March 31, 2016, the Company made underpayments to the Parent of $24,684 that have been reflected as a contribution in the accompanying financials

3. **<u>MINIMUM NET CAPITAL REQUIREMENT</u>:**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2017, the Company had net capital of $117,042, which was $112,042 greater than its required net capital of $5,000. At March 31, 2016, the Company had net capital of $126,261, which was $121,261 greater than its required net capital of $5,000.

4. **<u>RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS</u>:**

The accompanying audited 2017 and 2016 financial statements reflect certain adjustments to amounts previously reported in the 2017 and 2016 fourth quarter Financial and Operational Combined Uniform Single reports ("FOCUS Reports") filed with the Securities and Exchange Commission. Specifically, the $550,803 receivable due from the Parent and reported in the 2017 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $10,654 overpayment of commissions to the Parent included in these financial statements was not included in the 2017 fourth quarter FOCUS report. The $540,269 receivable due from the Parent and reported in the 2016 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $24,684 underpayment of commissions to the Parent included in these financial statements was not included in the 2016 fourth quarter FOCUS report.

3 MARK EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2017 AND 2016

	MARCH 31,	
	2017	2016
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from statement of financial condition)	$ 117,042	$ 126,261
Net capital	$ 117,042	$ 126,261
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 14,522	$ 22,474
Percentage of aggregate indebtedness to net capital	12.41%	17.80%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 968	$ 1,498
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 112,042	$ 121,261

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of March 31, 2017 and 2016 does not differ materially from the above presentation.

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax. (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Board of Directors of
3 Mark Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 3 Mark Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pannell Kerr Forster of Texas, P.C.
Houston, Texas

May 30, 2017

3 Mark Equities, Inc.

March 31, 2017

Exemption Report

Assertions

We confirm, to the best of our knowledge and belief, that:

1) 3 Mark Equities, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(1) throughout the fiscal year April 1, 2016 through March 31, 2017.

2) 3 Mark Equities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(1) through the fiscal year April 1, 2016 through March 31, 2017.

Signature: ______________________ Date: 5-30-17

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXEMPTION FROM MEMBERSHIP IN SIPC

To the Board of Directors of
3 Mark Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of 3 Mark Equities, Inc. (the "Company") for the year ended March 31, 2017, which were agreed to by 3 Mark Equities, Inc. and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended March 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for 3 Mark Equities compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and or findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended March 31, 2017 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17-A-5 Part III for the year ended March 31, 2017, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended March 31, 2017 to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended March 31, 2017 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas

May 30, 2017

Schedule of Form SIPC-3 Revenues for the year ended March 31, 2017

AMOUNT ($)	**Business activities through which revenue was earned**
$-	Business conducted outside the United States and its territories and possessions
$-	Distribution of shares of registered open end investment companies or unit investment trusts
$-	Sale of variable annuities
$444,174	Insurance commissions and fees
$-	Investment advisory services to one of more investment companies or insurance company separate accounts
$-	Transactions in securities futures products
$444,174	**Total Revenues**